
SEC MAIL
RECEIVED
PROCESSING
MAR 1 2005
WASH. D.C.
213
SECTION


05040568

SECUR [ION

UF 3-23-05

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Doral Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1451 Roosevelt Ave.
(No. and Street)

Puerto Nuevo (City) Puerto Rico (State) 00920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lizette Rodriguez (787) 474-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers
(Name – *if individual, state last, first, middle name*)

254 Muñoz Rivera Ave. Suite 900 Hato Rey, Puerto Rico 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Lizette Rodriguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Doral Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit # 6160

Signature

President

Title

Notary Public

VICTOR R. NUÑEZ ARCO
PUERTO RICO
ABOGADO-NOTARIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PRICEWATERHOUSECOOPERS


SEC MAIL PROCESSING
RECEIVED
MAR 1 2005
WASH. D.C. 213 SECTION

Doral Securities, Inc.

(a wholly-owned subsidiary of Doral Financial Corporation)

Statutory Report and Financial Statements

December 31, 2004



PricewaterhouseCoopers LLP
254 Muñoz Rivera
BBVA Tower, 9th Floor
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Auditors

On Financial Statements Filed with Municipal License Tax, Property Tax and Corporation Income Tax Returns

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows (stamped by us for identification purposes) present fairly, in all material respects, the financial position of Doral Securities, Inc. (the "Company") (a wholly-owned subsidiary of Doral Financial Corporation) at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

This report is intended solely for the information and use of the board of directors and management of the Company and the agencies of the Commonwealth of Puerto Rico responsible for the administration of the municipal license tax, property tax or income tax and is not intended to be and should not be used by anyone other than these specified parties.

2008634

Pricewa[illegible]ers LLP
Certifie[illegible]ntants
Ex[illegible]07
SELLO $5.00 $5.00

PricewaterhouseCoopers LLP

By Ramón E. Prats
License No. 1358

February 23, 2005



PricewaterhouseCoopers LLP
254 Muñoz Rivera
BBVA Tower, 9th Floor
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Auditors

On Financial Statements Filed with Municipal License Tax, Property Tax and Corporation Income Tax Returns

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows (stamped by us for identification purposes) present fairly, in all material respects, the financial position of Doral Securities, Inc. (the "Company") (a wholly-owned subsidiary of Doral Financial Corporation) at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

This report is intended solely for the information and use of the board of directors and management of the Company and the agencies of the Commonwealth of Puerto Rico responsible for the administration of the municipal license tax, property tax or income tax and is not intended to be and should not be used by anyone other than these specified parties.

2008635

Price... ...opers LLP
Certi... ...ountants
...o)
...16
E... ...2007

$5.00 SELLO $5.00

PricewaterhouseCoopers LLP

By Ramón E. Pont
License No. 1358

February 23, 2005



PricewaterhouseCoopers LLP
254 Muñoz Rivera
BBVA Tower, 9th Floor
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Auditors

On Financial Statements Filed with Municipal License Tax, Property Tax and Corporation Income Tax Returns

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows (stamped by us for identification purposes) present fairly, in all material respects, the financial position of Doral Securities, Inc. (the "Company") (a wholly-owned subsidiary of Doral Financial Corporation) at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

This report is intended solely for the information and use of the board of directors and management of the Company and the agencies of the Commonwealth of Puerto Rico responsible for the administration of the municipal license tax, property tax or income tax and is not intended to be and should not be used by anyone other than these specified parties.

2008636

Price[illegible]opers LLP
Certi[illegible]ountants
[illegible]o)
[illegible]16
E[illegible]2007

$5.00 SELLO $5.00

PricewaterhouseCoopers LLP

By [signature]
License No. 1358

February 23, 2005



PricewaterhouseCoopers LLP
254 Muñoz Rivera
BBVA Tower, 9th Floor
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Auditors

On Statement of Financial Condition Filed with the Department of State

In our opinion, the accompanying statement of financial condition (stamped by us for identification purposes) presents fairly, in all material respects, the financial position of Doral Securities, Inc. (the "Company") (a wholly-owned subsidiary of Doral Financial Corporation) at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

This report is intended solely for the information and use of the board of directors and management of the Company and the Department of State of the Commonwealth of Puerto Rico and is not intended to be and should not be used by anyone other than these specified parties.

2008637

PriceWaterhouseCoopers LLP
Certified Public Accountants
(of Puerto Rico)
License No. 216
Expires Dec. 1, 2007

SELLO $5.00

PricewaterhouseCoopers LLP

By Ramón E. Portela
License No. 1358

February 23, 2005

Doral Securities, Inc.
(a wholly-owned subsidiary of Doral Financial Corporation)
Statement of Financial Condition
December 31, 2004

Assets	
Cash and money markets	$ 4,727,972
Securities purchased under agreements to resell, including $12,471,796 with affiliates	61,716,796
Securities segregated under federal and other regulations, at fair value	2,492,725
Securities owned, at fair value	14,646,254
Securities pledged to creditors, at fair value	41,440,440
Receivables	
Brokers and dealers	8,368,790
Accrued interest	499,094
Customers	21,078,337
Other receivables	470,085
Prepaid income taxes	226,720
Prepaid expenses and other assets	148,029
Furniture and equipment, net	23,260
Total assets	$ 155,838,502
Liabilities and Stockholder's Equity	
Securities sold under agreements to repurchase	$ 97,117,000
Payables	
Brokers and dealers	9,989,500
Accrued interest	266,695
Customers	531,727
Accrued expenses and other liabilities	377,295
Deferred tax liability	319,974
Due to parent company and affiliates	19,610,703
Total liabilities	128,212,894
Commitments and contingencies (see Note 11)	
Stockholder's equity	
Common stock, $.01 par value; 1,000 shares authorized; 650 shares issued and outstanding	7
Additional paid-in capital	9,354,993
Retained earnings	18,270,608
Total stockholder's equity	27,625,608
Total liabilities and stockholder's equity	$ 155,838,502

The accompanying notes are an integral part of these financial statements.

Doral Securities, Inc.
(a wholly-owned subsidiary of Doral Financial Corporation)
Statement of Operations
For the Year Ended December 31, 2004

Revenues	
Interest income, net of interest expense of $1,131,003	$ 3,438,951
Agency fees, principally from affiliates	2,367,572
Principal transactions	500,427
Investment management and advisory fees	1,428,430
Management and designation fees	97,105
Total revenues	7,832,485
Expenses	
Employee compensation and benefits	874,182
Commissions	789,329
Clearance and execution	70,088
Occupancy and equipment	241,321
Communications and data processing	196,001
Professional fees	322,777
Taxes other than on payroll and income	156,939
Other expenses	136,549
Total expenses	2,787,186
Income before income tax provision	5,045,299
Income tax provision	679,699
Net income	$ 4,365,600

The accompanying notes are an integral part of these financial statements.

Doral Securities, Inc.
(a wholly-owned subsidiary of Doral Financial Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at beginning of year	$ 7	$ 9,354,993	$ 13,905,008	$ 23,260,008
Net income			4,365,600	4,365,600
Balance at end of year	$ 7	$ 9,354,993	$ 18,270,608	$ 27,625,608

The accompanying notes are an integral part of these financial statements.

Doral Securities, Inc.
(a wholly-owned subsidiary of Doral Financial Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 4,365,600
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	18,191
Deferred income tax provision	72,596
Changes in assets and liabilities that increase (decrease) cash	
Securities owned	797,800
Securities pledged to creditors	9,711,018
Securities segregated under federal and other regulations	716,938
Securities purchased under agreement to resell	7,614,204
Securities sold under agreements to repurchase	(18,357,102)
Net receivable from customers	(3,747,473)
Receivable from employees	50,012
Accrued interest receivable	(76,306)
Other receivables	208,575
Prepaid expenses and other assets	(41,016)
Net payable from brokers and dealers	2,071,664
Accrued expenses and other liabilities	(529,138)
Accrued interest payable	180,246
Due to parent company and affiliates	1,166,879
Income tax payable	(282,309)
Total adjustments	(425,221)
Net cash provided by operating activities	3,940,379
Cash flows used in investing activities	
Acquisition of furniture and equipment	(1,728)
Net increase in cash	3,938,651
Cash and cash equivalents at beginning of the year	789,321
Cash and cash equivalents at end of the year	$ 4,727,972
Supplemental cash flow information	
Interest paid	$ 950,757
Income tax paid	$ 889,412

The accompanying notes are an integral part of these financial statements.

1. Reporting Entity

Doral Securities, Inc. (the Company) is a wholly-owned subsidiary of Doral Financial Corporation ("Doral Financial" or the "parent company") and was incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage and investment advisory services and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company operates in the Commonwealth of Puerto Rico.

The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is licensed as a broker-dealer by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP) and industry practices. Following is a description of the most significant accounting policies followed by the Company:

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Money Market Investments
Money market investments consist of fixed-income securities whose original maturity is less than three months. These investments are carried at fair value.

Securities Transactions
Securities transactions of the Company are recorded on a trade date basis. Securities owned are carried at market or estimated fair value, if market value is not readily determinable. Unrealized gains and losses on securities, including forward, futures and option contracts, if any, are reflected in the statement of operations.

Fee Income
Agency fees, management and designation fees, as well as investment management and advisory fees are recorded as income at the completion of the service.

Furniture and Equipment
Furniture and equipment are initially recorded at cost and are depreciated using the straight-line method over the estimated useful life of the related assets (between 3 and 5 years).



Securities Sold/Purchased under an Agreement to Repurchase/Resell
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) and sale of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financing transactions.

It is the policy of the Company to obtain possession of collateral with a market value in excess of the principal amount loaned under reverse repos, and such collateral is not reflected in the financial statements because the counterparties retain effective control over such securities. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The Company maintains control over the securities sold under repurchase agreements. The securities pledged as collateral under such agreements are included in the financial statements.

Income Taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns based on enacted tax laws. A related valuation allowance is recognized when it is more likely than not that the deferred tax asset will not be realized.

Deferred tax assets and liabilities are attributable primarily to temporary differences resulting from net unrealized gains and losses on trading inventories, the allowance for bad debts and other revenues and expenses which are reported for tax purposes in different years than for financial statement purposes.

Statement of Cash Flows
Cash and cash equivalents include cash and other short-term investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments
The majority of the Company's financial assets and liabilities are either valued at market or estimated fair value, or, because of their short-term nature at cost which approximate fair value. Fair values for these financial instruments are based on quoted market prices, or quoted prices for similar financial instruments or on pricing models based on discounted anticipated cash flows.

3. Securities Segregated Under Federal and Other Regulations

The Company has segregated mortgage-backed securities amounting to $2,492,725 in a special reserve account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.



4. Securities Owned and Securities Pledged to Creditors

Securities owned and securities pledged to creditors, at fair value, at December 31, 2004, consisted of the following:

	Securities Segregated under Federal and Other Regulations	Securities Owned	Securities Pledged to Creditors	Total
Obligations of the Commonwealth of Puerto Rico and its agencies	$ -	$ 5,444,000	$ -	$ 5,444,000
Mortgage-backed securities	2,492,725	4,146,944	41,440,440	48,080,109
United States agency securities	-	5,025,000	-	5,025,000
Other marketable securities	-	30,310	-	30,310
	$ 2,492,725	$ 14,646,254	$ 41,440,440	$ 58,579,419

At December 31, 2004, gross unrealized gains and gross unrealized losses amounted to $825,806 and $5,359, respectively.

At December 31, 2004, $41,440,440 of securities owned were pledged as collateral for repurchase agreements. These securities may be repledged by the counterparty, and are presented separate in the statement of financial condition as securities pledged to creditors.

5. Furniture and Equipment

At December 31, 2004, furniture and equipment is composed of the following:

	Useful life in years	
Furniture and fixtures	5	$ 50,587
Computer systems	3	118,184
		168,771
Less: Accumulated depreciation		(145,511)
		$ 23,260

6. Related Party Transactions

Due to parent company and affiliates relates to the cost of operating services provided by Doral Financial or expenses paid on behalf of the Company, as well as the amounts due on securities transactions with affiliates. The expenses for services provided by Doral Financial for the year ended December 31, 2004 amounted to $268,718. The Company provides brokerage services to affiliates for which it receives a fee. For the year ended December 31, 2004 fees for such services approximated $1,939,135 which is presented as part of agency fees in the accompanying statement of operations.



At December 31, 2004, the parent company has provided a guarantee to all counterparties to repurchase agreements at no cost to the Company.

At December 31, 2004, securities purchased under agreements to resell with affiliates amounted to $12,471,796. For the year ended December 31, 2004, interest income on securities purchased under agreements to resell and interest expense on securities sold under agreements to repurchase with affiliates amounted to $260,957 and $3,451, respectively.

7. Securities Sold Under Agreements to Repurchase and Securities Purchased under Agreements to Resell

The fair value of collateral pledged for repurchase agreements amounted to approximately $98,954,000.

The securities underlying the reverse repurchase agreements were delivered to, and are held by, the Company. As part of Company's normal business practice, collateral received under reverse repurchase agreements is pledged as collateral under repurchase agreements. At December 31, 2004, the fair value of the collateral that the Company received from reverse repurchase agreements and is permitted by contract or custom to repledge was $63,584,055. The Company has repledged $57,840,914 of that collateral for repurchase agreements as of December 31, 2004.

The following table summarizes certain information on securities sold under agreements to repurchase as of December 31, 2004.

Securities sold under agreements to repurchase	$ 97,117,000
Maximum aggregate balance outstanding at any month-end	$ 124,566,500
Average monthly aggregate balance outstanding	$ 96,313,569
Weighted average interest rate	
At December 31, 2004	1.98%
For the year	1.17%

At December 31, 2004, the securities sold under agreements to repurchase were maintained with two counterparties.

8. Employee Benefit Plan

The Company's employees participate in the Doral Financial Corporation Retirement and Incentive Savings Plan ("the Plan"). The Plan is available to all employees who have at least one year of service and are eighteen or older. Participants in the Plan have the option of making pre-tax or after-tax contributions. The Company will make a matching contribution equal to $0.50 for every dollar of pre-tax contribution made by participants to the plan up to 5% of the participant's basic compensation. The Company may also make fully discretionary profit-sharing contributions to the Plan. The Company's contributions are invested in DFC's common stock.

The retirement plan expense during the year ended December 31, 2004, amounted to approximately $16,300.



9. Income Tax

The Company is subject to Puerto Rico income tax and files a separate income tax return. Income on certain securities owned is exempt from Puerto Rico income tax, net of interest expense and certain other costs allocated to such exempt interest.

The components of the provision for income tax for the year ended December 31, 2004 are as follows:

Current	$ 607,103
Deferred	72,596
	$ 679,699

The deferred tax provision consisted of the following:

Change in unrealized gain on securities	$ (35,987)
Change in allowance for bad debts	108,583
	$ 72,596

As of December 31, 2004, the Company had a deferred tax liability of $319,974, which is related to unrealized gain on securities owned and securities pledged to creditors.

A reconciliation of the amount computed applying the statutory income tax rate and the reported income tax provision follows:

	Amount	% of pre-tax income
Computed income tax at statutory rate	$ 1,967,667	39%
Exempt interest income, net	(1,290,881)	(26)%
Other	2,913	0.6%
Income tax provision	$ 679,699	13.6%

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2004, based on the Rule, the Company had net capital of $22,782,468 which was $22,532,468 in excess of its required net capital. The Company's aggregate indebtedness to net capital was .05 to 1.

The Company has the intention to declare and pay a cash dividend amounting to $6 million prior to March 31, 2005. The dividend is subject to the approval of the Company's Board of Directors. After the payment of this dividend the Company will remain in compliance with net capital requirements.



11. Commitments and Contingencies

The Company operates in office facilities under a noncancellable operating lease agreement with an affiliate, expiring on January 12, 2012. Rent expense for the year ended December 31, 2004 amounted to $179,702.

Future minimum rental payments under operating lease agreements are approximately as follows:

Year	Amount
2005	$ 99,710
2006	99,710
2007	99,710
2008	99,710
2009 and later years	307,439
	$ 706,279

12. Financial Instruments

In the normal course of business, the Company enters into various transactions involving derivatives and other financial instruments. These financial instruments include options on financial futures and futures contracts. These derivative financial instruments are used to conduct trading activities, and manage market risks and are subject to varying degrees of market risks. The majority of the transactions are on an intra-day basis and there is not typically an open position at the end of each business day. At December 31, 2004 and for the year then ended the summary of the activity in derivative transactions was as follows:

	Notional Amount At December 31, 2004		Fair Value At December 31, 2004		Net gains
	Assets	Liabilities	Assets	Liabilities	(losses)
Options on eurodollars	$200,000,000	$ -	$ 43,750	$ -	$ (63,546)

Options are contracts that grant the purchaser the right to buy or sell the underlying asset by a certain date at a specified price. The risk involved with purchased option contracts is normally limited to the price of the options.

Futures contracts are executed in an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, future contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. The Company establishes limits for such activities and monitors compliance on a daily basis.

The notional amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk.



13. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the investment. The Company monitors the credit standing of each counterparty. Also, geographic concentration exists since most of the Company's business activity is with customers located in Puerto Rico.

